UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING
                                 SEC FILE NUMBER
                                                            333-118568

                                                            CUSIP NUMBER
                                                            637132 10 1

[x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

         For Period Ended: December 31, 2006

         [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:       NATIONAL PATENT DEVELOPMENT CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):777 Westchester Avenue

City, State and Zip Code:    White Plains, NY 10604

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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The Form 10-K for the year ended December 31, 2006 was not filed on a timely basis for administrative reasons. It is now filed.

Part IV    -      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              John C. Belknap             914                  249-9729
           ----------------------    -------------        ---------------------
                    Name                 Area Code          Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made:

            Total sales for the year ended December 31, 2006 increased from $114.4 million to $117.1 million. The Company's net loss for the year ended December 31, 2006 decreased from $2.9 million to a loss of $1.2 million. See the Company's Form 10-K for the year ended December 31, 2006, now on file, for further details.

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                     NATIONAL PATENT DEVELOPMENT CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    April 2, 2007                                    John C. Belknap
                                                          Vice President


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